Exhibit 12

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Six Months Ended June 30,
	2018	2017
Income from continuing operations before income taxes	$114,753	$126,757
Add:
Interest expense	89,366	81,661
Portion of rent expense representative of the interest factor	8,644	8,006
Income as adjusted	$212,763	$216,424

Fixed charges:
Interest expense	$89,366	$81,661
Portion of rent expense representative of the interest factor	8,644	8,006
Total fixed charges	$98,010	$89,667

Ratio of earnings to fixed charges	2.17	2.41

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rent expense as the representative portion of interest.